UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Interim Financial Information

Sendas Distribuidora S.A.

ASSAÍ ATACADISTA
MOTOS
ACESSO À LOJA

IBOVESPAB3 IAGR0-FFSB3 IBRAB3 IBRX100B3 IGCB3 IGC-NMB3 IGCTB3 ITAGB3 MLCXB3 ISEB3 ICO2B3 IGPTWB3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2024 – SENDAS DISTRIBUIDORA S.A.

Contents

Corporate Information / Capital Composition	2
Interim financial information
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Cash Flows	7
Statements of Changes in Shareholders’ Equity	8

Notes to the Interim Financial Information	9

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information – March 31,2024 – SENDAS DISTRIBUIDORA S.A.

Corporate information / Capital composition

Number of Shares	Current year
(Thousands)	03/31/2024
Share Capital
Common	1,351,833
Preferred	-
Total	1,351,833
Treasury Shares
Common	-
Preferred	-
Total	-

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 3/31/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Assets
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	3/31/2024	12/31/2023
1	Total Assets	41,711,000	43,177,000
1.01	Current Assets	13,296,000	14,616,000
1.01.01	Statements of Cash Flows	4,538,000	5,459,000
1.01.03	Acoounts Receivables	788,000	1,199,000
1.01.03.01	Trade Receivables	788,000	1,199,000
1.01.04	Inventories	6,579,000	6,664,000
1.01.06	Recoverable Taxes	1,100,000	1,100,000
1.01.08	Other Current Assets	291,000	194,000
1.01.08.03	Others	291,000	194,000
1.01.08.03.01	Derivative Financial Instruments	42,000	48,000
1.01.08.03.03	Other Accounts Receivable	249,000	146,000
1.02	Non-current Assets	28,415,000	28,561,000
1.02.01	Long-Term Assets	1,125,000	1,155,000
1.02.01.07	Deferred Taxes	194,000	171,000
1.02.01.09	Receivable From Related Parties	20,000	23,000
1.02.01.09.04	Receivable from Others Related Parties	20,000	23,000
1.02.01.10	Other Non-current Assets	911,000	961,000
1.02.01.10.04	Recoverable Taxes	551,000	573,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	41,000	44,000
1.02.01.10.06	Derivative Financial Instruments	201,000	226,000
1.02.01.10.07	Other Accounts Receivable	118,000	118,000
1.02.02	Investments	786,000	864,000
1.02.02.01	Investments in Associates	786,000	864,000
1.02.02.01.03	Joint Venture Participation	786,000	864,000
1.02.03	Property, Plant and Equipment	13,131,000	13,148,000
1.02.04	Intangible Assets	5,171,000	5,172,000
1.02.05	Right-of-use assets	8,202,000	8,222,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 3/31/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Liabilities
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	3/31/2024	12/31/2023
2	Total Liabilities	41,711,000	43,177,000
2.01	Current Liabilities	17,361,000	16,425,000
2.01.01	Payroll and Related Taxes	656,000	624,000
2.01.01.01	Social Taxes	76,000	84,000
2.01.01.02	Payroll Taxes	580,000	540,000
2.01.02	Trade Payables	9,783,000	12,110,000
2.01.02.01	National Trade Payables	9,783,000	12,110,000
2.01.02.01.01	Trade Payables	8,964,000	9,759,000
2.01.02.01.02	Trade Payables - Agreements	819,000	1,459,000
2.01.02.01.03	Trade payables - Agreements - Acquisition of hypermarkets	-	892,000
2.01.03	Taxes and Contributions Payable	323,000	298,000
2.01.04	Borrowings and Financing	5,439,000	2,115,000
2.01.04.01	Borrowings and Financing	498,000	36,000
2.01.04.02	Debentures	4,941,000	2,079,000
2.01.05	Other Liabilities	1,160,000	1,278,000
2.01.05.02	Others	1,160,000	1,278,000
2.01.05.02.09	Deferred Revenue	336,000	418,000
2.01.05.02.17	Lease Liability	443,000	532,000
2.01.05.02.19	Other Accounts Payable	381,000	328,000
2.02	Non-current Liabilities	19,652,000	22,122,000
2.02.01	Borrowings and Financing	10,519,000	13,069,000
2.02.01.01	Borrowings and Financing	1,507,000	1,947,000
2.02.01.02	Debentures	9,012,000	11,122,000
2.02.02	Other Liabilities	8,857,000	8,753,000
2.02.02.02	Others	8,857,000	8,753,000
2.02.02.02.05	Trade payables	33,000	38,000
2.02.02.02.09	Lease Liability	8,759,000	8,652,000
2.02.02.02.11	Other Accounts Payable	65,000	63,000
2.02.04	Provision	242,000	263,000
2.02.06	Deferred Earnings and Revenue	34,000	37,000
2.02.06.02	Deferred Revenue	34,000	37,000
2.03	Shareholders’ Equity	4,698,000	4,630,000
2.03.01	Share Capital	1,272,000	1,272,000
2.03.02	Capital Reserves	61,000	56,000
2.03.04	Earnings Reserves	3,369,000	3,309,000
2.03.08	Other Comprehensive Income	(4,000)	(7,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 3/31/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Operations
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2024 to 3/31/2024	1/1/2023 to 3/31/2023
3.01	Net Operating Revenue	17,222,000	15,096,000
3.02	Cost of Sales	(14,420,000)	(12,668,000)
3.03	Gross Profit	2,802,000	2,428,000
3.04	Operating Expense/Income	(1,988,000)	(1,809,000)
3.04.01	Selling Expenses	(1,416,000)	(1,306,000)
3.04.02	General and Administrative Expenses	(205,000)	(206,000)
3.04.05	Other Operating Expenses	(383,000)	(309,000)
3.04.05.01	Depreciation/ Amortization	(379,000)	(313,000)
3.04.05.03	Other (Expenses) Operating Revenues	(4,000)	4,000
3.04.06	Share of Profit of Associates	16,000	12,000
3.05	Profit from Operations Before Net Financial Expenses and Taxes	814,000	619,000
3.06	Net Financial Result	(760,000)	(630,000)
3.06.01	Financial Revenues	43,000	70,000
3.06.02	Financial Expenses	(803,000)	(700,000)
3.07	Income Before Income Tax and Social Contribution	54,000	(11,000)
3.08	Income Tax and Social Contribution	6,000	83,000
3.08.01	Current	(27,000)	-
3.08.02	Deferred	33,000	83,000
3.09	Net Income from Continued Operations	60,000	72,000
3.11	Net Income for the Period	60,000	72,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share
3.99.01.01	Common	0.04475	0.05329
3.99.02	Diluted Earnings Per Share
3.99.02.01	Common	0.04465	0.05314

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 3/31/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Comprehensive Income
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2024 to 3/31/2024	1/1/2023 to 3/31/2023
4.01	Net Income for the period	60,000	72,000
4.02	Other Comprehensive Income	3,000	1,000
4.02.04	Fair value of receivables	5,000	2,000
4.02.06	Income Tax Effect	(2,000)	(1,000)
4.03	Total Comprehensive Income for the period	63,000	73,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 3/31/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2024 to 3/31/2024	1/1/2023 to 3/31/2023
6.01	Net Cash Operating Activities	457,000	24,000
6.01.01	Cash Provided by the Operations	1,345,000	1,187,000
6.01.01.01	Net profit for the period	60,000	72,000
6.01.01.02	Deferred Income Tax and Social Contribution	(24,000)	(83,000)
6.01.01.03	(Gain) Loss of Disposal of Property, Plant and Equipment and Leasing	4,000	(6,000)
6.01.01.04	Depreciation and Amortization	399,000	336,000
6.01.01.05	Financial Charges	775,000	694,000
6.01.01.07	Share of Profit of Associates	(16,000)	(12,000)
6.01.01.08	Provision for Legal Proceedings	2,000	57,000
6.01.01.10	Provision for Stock Option	5,000	9,000
6.01.01.11	Allowance for Doubtful Accounts	(1,000)	-
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	141,000	120,000
6.01.02	Variations in Assets and Liabilities	(888,000)	(1,163,000)
6.01.02.01	Trade Receivables	417,000	9,000
6.01.02.02	Inventories	(56,000)	23,000
6.01.02.03	Recoverable Taxes	22,000	132,000
6.01.02.04	Other Assets	(114,000)	(88,000)
6.01.02.05	Related Parties	3,000	(48,000)
6.01.02.06	Restricted Deposits for Legal Proceedings	3,000	4,000
6.01.02.07	Trade Payables	(1,258,000)	(1,111,000)
6.01.02.08	Payroll and Related Taxes	32,000	(1,000)
6.01.02.09	Taxes and Social Contributions Payable	25,000	(33,000)
6.01.02.10	Payment for Legal Proceedings	(27,000)	(14,000)
6.01.02.11	Deferred Revenue	(85,000)	(25,000)
6.01.02.12	Other Liabilities	56,000	(11,000)
6.01.02.15	Dividends Received	94,000	-
6.02	Net Cash of Investing Activities	(405,000)	(534,000)
6.02.02	Purchase of Property, Plant and Equipment	(409,000)	(527,000)
6.02.03	Purchase of Intangible Assets	(7,000)	(22,000)
6.02.04	Receipt of Property, Plant and Equipment	-	15,000
6.02.09	Receipt of Sale of Assets Held for Sale	11,000	-
6.03	Net Cash of Financing Activities	(973,000)	(1,198,000)
6.03.01	Capital Contribution	-	2,000
6.03.02	Proceeds from Borrowings	500,000	-
6.03.03	Payment of Borrowings	(25,000)	(39,000)
6.03.04	Payment of Interest on Borrowings	(187,000)	(142,000)
6.03.05	Dividends and interest on own equity, paid	-	(50,000)
6.03.09	Payment of Lease Liabilities	(263,000)	(151,000)
6.03.10	Payment of Interest on Lease Liabilities	(101,000)	(238,000)
6.03.11	Borrowing costs from borrowings	(3,000)	(10,000)
6.03.12	Payment of Acquisition of hypermarkets	(894,000)	(570,000)
6.05	Increase (Decrease) in Cash and Equivalents	(921,000)	(1,708,000)
6.05.01	Cash and Cash Equivalents at the beginning of the Period	5,459,000	5,842,000
6.05.02	Cash and Cash Equivalents at the end of the Period	4,538,000	4,134,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 3/31/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2024 to 3/31/2024 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.03	Adjusted Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.04	Capital Transactions with Shareholders	-	5,000	-	-	-	5,000
5.04.03	Stock Options Granted	-	5,000	-	-	-	5,000
5.05	Total Comprehensive Income	-	-	-	60,000	3,000	63,000
5.05.01	Net Income for the Period	-	-	-	60,000	-	60,000
5.05.02	Other Comprehensive Income	-	-	-	-	3,000	3,000
5.05.02.07	Fair Value of Receivables	-	-	-	-	5,000	5,000
5.05.02.09	Income Tax Effect	-	-	-	-	(2,000)	(2,000)
5.06	Internal Changes of Shareholders' Equity	-	-	60,000	(60,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	60,000	(60,000)	-	-
5.07	Closing Balance	1,272,000	61,000	3,369,000	-	(4,000)	4,698,000

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2023 to 3/31/2023 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.03	Adjusted Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.04	Capital Transactions with Shareholders	2,000	9,000	-	-	-	11,000
5.04.01	Capital Contribution	2,000	-	-	-	-	2,000
5.04.03	Stock Options Granted	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	72,000	1,000	73,000
5.05.01	Net Income for the Period	-	-	-	72,000	-	72,000
5.05.02	Other comprehensive income	-	-	-	-	1,000	1,000
5.05.02.07	Fair Value of Receivables	-	-	-	-	2,000	2,000
5.05.02.09	Income Tax Effect	-	-	-	-	(1,000)	(1,000)
5.06	Internal Changes of Shareholders' Equity	-	-	72,000	(72,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	72,000	(72,000)	-	-
5.07	Closing Balance	1,265,000	45,000	2,671,000	-	(1,000)	3,980,000

1	CORPORATE INFORMATION

	Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under ticker symbol "ASAI". The Company is primarily engaged in the retail and wholesale of food products, bazaar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of March 31, 2024, the Company operated 292 stores (288 stores as of December 31, 2023) and 11 distribution centers (11 distribution centers as of December 31, 2023) in the five regions of the country, with operations in 24 states and in the Federal District.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

	The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim Financial Report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

	The interim financial information has been prepared based on the historical cost basis, except for: (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. In accordance with OCPC 07 - Presentation and Disclosures in General Purpose - Financial Statements, all significant information related to the interim financial information, and only them, is being disclosed and is consistent with the information used by Management in managing of the Company's activities.

	The interim financial information is presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

	The interim financial information for the period ended March 31, 2024 were approved by the Board of Directors on April 24, 2024.

3	MATERIAL ACCOUNTING POLICIES

	The material accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2023, approved on February 21, 2024 and, therefore, it should be read together.

3.1	Standards, amendments and interpretations

	In the period ended March 31, 2024, the new current standards, include the review of CPC 09 (R1) – Statements of Value Added, were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended March 31, 2024, were the same as those adopted in the financial statements for the year ended December 31, 2023, approved on February 21, 2024, disclosed in note 5.

5	CASH AND CASH EQUIVALENTS

		3/31/2024	12/31/2023
	Cash and bank accounts	371	352
	Cash and bank accounts - Abroad (i)	23	22
	Financial investments (ii)	4,144	5,085
		4,538	5,459

	(i) As of March 31, 2024, the Company had funds held abroad, of which R$23 in US dollars (R$22 in US dollars as of December 31, 2023).

	(ii) As of March 31, 2024, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 97.17% of the CDI - Interbank Deposit Certificate (95.92% of the CDI as of December 31, 2023).

	The Company's exposure to interest rate indexes and the sensitivity analysis for these financial assets are disclosed in note 15.3.

6	TRADE RECEIVABLES

Note	3/31/2024	12/31/2023
From sales with:
Credit card	6.1	354	589
Credit card - related parties	9.1	86	211
Ticket and slips	6.1 and 6.2	300	333
Suppliers and others	62	81
802	1,214
Expected credit loss for doubtful accounts	6.3	-	(14)	(15)
788	1,199

The breakdown of trade receivables by their gross amount by maturity period is presented below:

Overdue
Total	Due	Less than 30 days	Over 30 days
March 31, 2024	802	794	4	4
December 31, 2023	1,214	1,202	5	7

6.1	Assignment of receivables

The Company assigned part of its receivables referring to credit cards and tickets with operators, without any right of recourse, aiming to anticipate its cash flow. As of March 31, 2024, the volume of these operations is R$2,649 (R$2,757 as of December 31, 2023). The amount was derecognized from the balance of trade receivables, since all risks related to the receivables were substantially transferred. The cost to advance these credit card receivables is classified as “Cost and discount of receivables” in note 23.

6.2	Tickets and slips

Refers to amounts derived from transactions through receipts: (i) tickets and meal vouchers R$185 (R$185 as of December 31, 2023); and (ii) payment slips R$115 (R$148 as of December 31, 2023).

6.3	Expected credit loss for doubtful accounts

3/31/2024	3/31/2023
At the beginning of the period	(15)	(11)
Additions	(25)	(8)
Reversals	26	10
At the end of the period	(14)	(9)

7	INVENTORIES

Note	3/31/2024	3/31/2023
Stores	5,960	6,033
Distribution centers	1,173	1,237
Commercial agreements	7.1	(509)	(525)
Inventory losses	7.2	(45)	(81)
6,579	6,664

7.1	Commercial agreements

As of March 31, 2024, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$509 (R$525 as of December 31, 2023).

7.2	Inventory losses

3/31/2024	3/31/2023
At the beginning of the period	(81)	(68)
Additions	(146)	(126)
Reversals	5	6
Write-offs	177	144
At the end of the period	(45)	(44)

8	RECOVERABLE TAXES

			Note	3/31/2024	12/31/2023
	ICMS		8.1	1,006	1,085
	PIS and COFINS		8.2	320	287
	Social Security Contribution - INSS			183	169
	Whithholding taxes to be recovered			137	105
	Others			5	27
				1,651	1,673

	Current			1,100	1,100
	Non-current			551	573

8.1	State VAT tax credits - ICMS

	The Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

	With respect to credits that cannot yet be immediately offset, the Company's management, according to a technical recovery study, based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of March 31, 2024, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below:

	Year	Amount
	Within 1 year	496
	From 1 to 2 years	111
	From 2 to 3 years	110
	From 3 to 4 years	87
	From 4 to 5 years	54
	More than 5 years	148
		1,006

8.2	PIS and COFINS credit

	On March 15, 2017, the Federal Supreme Court ("STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis.

	In addition to the recorded credits, the Company has contingent tax assets in the amount of R$54 related to PIS and COFINS credits.

	• Expected realization of PIS and COFINS credits

	In relation to the recoverable PIS and COFINS credits, the Company's management, based on a technical recovery study considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of March 31, 2024, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, in the amount of R$320, and expected realization is within one year.

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities		Transactions
		Trade receivables		Other assets		Suppliers		Revenue (expenses)
		3/31/2024	12/31/2023	3/31/2024	12/31/2023	3/31/2024	12/31/2023	3/31/2024	3/31/2023
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	86	211	20	23	25	28	7	6
		86	211	20	23	25	28	7	6

	Current	86	211	-	-	25	28
	Non-current	-	-	20	23	-	-

		Transactions
		Revenue (expenses)
		3/31/2023
	Associates (i)
	Casino Guichard Perrachon	(16)
	Euris	(1)
	Grupo Pão de Açúcar ("GPA")	(3)
	Wilkes Participações S.A.	(2)
		(22)

	(i) On June 23, 2023, as per the Notice to the Market published on the same date, Casino, through its subsidiaries Wilkes, Geant International BV ("GIBV") and Segisor S.A.S ("Segisor"), sold 157,582,850 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation carried out on the same date. As a result, the Casino Group now holds an ownership interest of less than 0.01% of Sendas' share capital, no longer being considered a related party of the Company. The balances with these companies and their subsidiaries are presented under the line items Other accounts receivable and Other accounts payable in the balance sheet in the interim financial information for the period ended March 31, 2024.

9.2	Management compensation

	Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the period ended March 31, 2024 and 2023 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan and shared-based payment plan (i)		Total
		2024	2023	2024	2023	2024	2023	2024	2023
	Board of directors	3,048	2,722	-	-	-	5,154	3,048	7,876
	Statutory officers	3,562	2,809	5,562	3,722	4,890	3,017	14,014	9,548
	Executives excluding statutory officers	8,607	7,302	17,804	9,579	4,371	2,552	30,782	19,433
	Fiscal council	141	130	-	-	-	-	141	130
		15,358	12,963	23,366	13,301	9,261	10,723	47,985	36,987

	(i) More details about shared-based payment plan for the Statutory officers, see note 19.3.3.

	The stock option plan, fully in shares, refers to the Company's and this plan has been treated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in the statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

10	INVESTMENTS

	The details of the Company's investments at the end of the period are as follows:

						Participation in investments - %
						Direct participation
	Investment type	Company			Country	3/31/2024		12/31/2023
	Joint venture	Bellamar Empreendimento e Participações S.A.			Brazil	50.00		50.00

	Summary of financial information of Joint Venture

		3/31/2024		12/31/2023
	Current assets	1		1
	Non-current assets	426		581
	Shareholders´ equity	427		582

		3/31/2024		3/31/2023
	Net income for the period	32		24

	Investments composition and breakdown

		Bellamar
	As of December 31, 2022	833
	Share of profit of associates	12
	Dividends receivables	(7)
	As of March 31, 2023	838

	As of December 31, 2023	864
	Share of profit of associates	16
	Dividends received	(94)
	As of March 31, 2024	786

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Breakdown and composition of property, plant and equipment

			As of 12/31/2023	Additions (i)	Write-off	Depreciation	Transfers and others	As of 3/31/2024		Historical cost	Accumulated depreciation
	Lands		559	-	-	-	-	559	=	559	-
	Buildings		777	31	-	(5)	41	844		1,006	(162)
	Improvements		8,099	93	(1)	(124)	(32)	8,035		9,643	(1,608)
	Machinery and equipment		2,310	71	-	(65)	6	2,322		3,361	(1,039)
	Facilities		270	2	-	(9)	-	263		432	(169)
	Furniture and appliances		903	29	(2)	(39)	5	896		1,342	(446)
	Constructions in progress		111	5	-	-	(20)	96		96	-
	Others		119	8	-	(13)	2	116		265	(149)
			13,148	239	(3)	(255)	2	13,131		16,704	(3,573)

			As of 12/31/2022	Additions (i)	Write-off	Depreciation	Transfers and others	As of 3/31/2023		Historical cost	Accumulated depreciation
	Lands		600	-	-	-	(41)	559	=	559	-
	Buildings		730	-	-	(5)	(2)	723		856	(133)
	Improvements		6,865	352	(11)	(99)	27	7,134		8,299	(1,165)
	Machinery and equipment		1,440	87	(10)	(68)	140	1,589		2,371	(782)
	Facilities		585	30	(1)	(12)	-	602		758	(156)
	Furniture and appliances		755	26	(1)	(24)	63	819		1,129	(310)
	Constructions in progress		543	16	-	-	(250)	309		309	-
	Others		64	8	-	(5)	34	101		199	(98)
			11,582	519	(23)	(213)	(29)	11,836		14,480	(2,644)
		.
	(i) Includes interest capitalization in the amount of R$15 (R$91 as of March 31, 2023), see note 11.2.

11.2	Capitalized borrowing costs and lease

	The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowing Costs and the amount of interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$15 (R$91 as of March 31, 2023). The rate used to calculate the borrowing costs eligible for capitalization was 113.41% (110.62% as of March 31, 2023) of CDI, corresponding to the effective interest rate of borrowings taken by the Company.

11.3	Additions to property, plant and equipment for cash flow purpose

		3/31/2024	3/31/2023
	Additions	239	519
	Capitalized borrowing costs	(15)	(91)
	Financing of property, plant and equipment - Additions	(231)	(435)
	Financing of property, plant and equipment - Payments	416	534
		409	527

	Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores and distribution centers, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.4	Other information

	As of March 31, 2024, the Company recorded in the cost of sales and services the amount of R$20 (R$23 as of March 31, 2023), relating to the depreciation of machinery, buildings and facilities of distribution centers.

11.5	Impairment test of property, plant and equipment

	The impairment test of property, plant and equipment uses the same practices described in note 12.1 to the financial statements as of December 31, 2023.

	The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended March 31, 2024.

12	INTANGIBLE

12.1	Breakdown and composition of intangible assets

		As of 12/31/2023	Additions	Write-off	Amortization	As of 3/31/2024	Historical cost	Accumulated amortization
	Goodwill	618	-	-	-	618	871	(253)
	Software	63	7	(1)	(5)	64 =	186	(122)
	Commercial rights	4,452	-	-	(2)	4,450	4,491	(41)
	Trade name	39	-	-	-	39	39	-
		5,172	7	(1)	(7)	5,171	5,587	(416)

		As of 12/31/2022	Additions	Amortization	As of 3/31/2023	Historical cost	Accumulated amortization
	Goodwill	618	-	-	618	= 871	(253)
	Software	76	5	(4)	77	156	(79)
	Commercial rights	4,267	17	(2)	4,282	4,317	(35)
	Trade name	39	-	-	39	39	-
		5,000	22	(6)	5,016	5,383	(367)

12.2	Impairment test of intangible assets with indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 12.1 to the financial statements as of December 31, 2023.

The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended March 31, 2024.

12.3	Commercial rights

Commercial rights with defined and indefinite useful lives are tested following the assumptions described in note 12.1.1, to the financial statements as of December 31, 2023. The Company considered the discounted cash flow of the related store for the impairment test, that is, the store is the CGU.

The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended March 31, 2024.

13	LEASES

13.1	Right-of-use

13.1.1	Breakdown and composition of right-of-use assets

		As of 12/31/2023	Additions	Remeasurement	Amortization	Transfers and others	As of 3/31/2024	Historical cost	Accumulated amortization
	Buildings	8,203	1	118	(136)	(2)	8,184	= 9,989	(1,805)
	Equipment	3	-	-	(1)	-	2	44	(42)
	Assets and rights	16	-	-	-	-	16	28	(12)
		8,222	1	118	(137)	(2)	8,202	10,061	(1,859)

		As of 12/31/2022	Additions	Remeasurement	Write-off	Amortization	Transfers and others	As of 3/31/2023	Historical cost	Accumulated amortization
	Buildings	7,593	27	162	(110)	(115)	(12)	7,545 =	8,972	(1,427)
	Equipment	8	-	-	-	(1)	-	7	56	(49)
	Assets and rights	18	-	-	-	(1)	-	17	28	(11)
		7,619	27	162	(110)	(117)	(12)	7,569	9,056	(1,487)

13.2	Lease liabilities

13.2.1	Minimum future payments and potential right of PIS and COFINS

	Lease contracts totaled R$9,202 as of March 31, 2024 (R$9,184 as of December 31, 2023). The minimum future lease payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

			3/31/2024	12/31/2023
	Lease liabilities - minimum payments
	Less than 1 year		443	532
	From 1 to 5 years		1,734	1,702
	More than 5 years		7,025	6,950
	Present value of lease liabilities		9,202	9,184
	Current		443	532
	Non-current		8,759	8,652

	Future financing charges		13,098	13,164
	Gross amount of financial lease agreements		22,300	22,348

	PIS and COFINS embedded in the present value of lease agreements		559	558
	PIS and COFINS embedded in the gross value of lease agreements		1,356	1,359

	Lease liabilities interest expense is stated in note 23. The Company´s average incremental interest rate at the agreement signing date was 12.13% in the period ended March 31, 2024 (12.12% as of December 31, 2023).

	Had the Company adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and discounted to present value at the nominal incremental rate, the average percentage of inflation to be projected by year would be approximately 6.66% (6.72% as of December 31, 2023). The average term of the agreements analyzed as of March 31,2024 and December 31, 2023is 18 years.

13.2.2	Lease liability roll forward

			Amount
	As of December 31, 2022		8,360
	Addition - Lease		27
	Remeasurement		162
	Interest provision		239
	Principal amortization		(151)
	Interest amortizations		(238)
	Write-off due to early termination of agreement		(120)
	As of March 31, 2023		8,279

			Amount
	As of December 31, 2023		9,184
	Addition - Lease		1
	Remeasurement		118
	Interest provision		263
	Principal amortization		(101)
	Interest amortizations		(263)
	As of March 31, 2024		9,202

13.3	Result on variable rentals and subleases

		3/31/2024	3/31/2023
	(Expenses) revenues of the period:
	Variables (1% to 2% of sales)	(3)	(6)
	Subleases (i)	26	21

	(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

13.4	Additional information

	In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

	To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided, and the estimate of inflated balances in the comparison period (nominal flow x nominal rate).

	Other assumptions, such as the maturity schedule of liabilities and the interest rates used in the calculation, are disclosed in note 13.2.1, as well as inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of the interim financial information.

			3/31/2024	12/31/2023
	Real flow
	Right-of-use assets		8,203	8,222

	Lease liabilities		22,300	22,348
	Embedded interest		(13,098)	(13,164)
			9,202	9,184

	Inflated flow
	Right-of-use assets		12,829	12,776

	Lease liabilities		35,780	35,568
	Embedded interest		(19,387)	(19,354)
			16,393	16,214

	Below we present the flow of payments according to the average term weighted with the respective nominal and inflation rates for each period presented:

	As of March 31, 2024

	Year	Amount	Nominal tax	Projected inflation
	Within 1 year	1,406	12.19%	3.11%
	From 1 to 2 years	1,316	12.22%	3.26%
	From 2 to 3 years	1,331	12.25%	3.67%
	From 3 to 4 years	1,314	12.28%	2.69%
	From 4 to 5 years	2,445	12.31%	3.58%
	More than 5 years	14,488	12.52%	3.58%
		22,300

	As of December 31, 2023

	Year	Amount	Nominal tax	Projected inflation
	Within 1 year	1,435	12.19%	4.48%
	From 1 to 2 years	1,300	12.22%	3.86%
	From 2 to 3 years	1,316	12.25%	3.45%
	From 3 to 4 years	1,311	12.28%	3.49%
	From 4 to 5 years	2,437	12.32%	3.58%
	More than 5 years	14,549	12.54%	3.58%
		22,348

14	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

		Note	3/31/2024	12/31/2023
	Trade payables
	Products		9,540	10,363
	Acquisition of property, plant and equipment		75	158
	Service		167	150
	Service - related parties	9.1	25	28
	Bonuses from suppliers	14.1	(810)	(902)
			8,997	9,797

	Trade payables - Agreements
	Products	14.2	531	1,070
	Acquisition of property, plant and equipment	14.2	288	389
	Acquisition of hipermarkets (i)		-	892
			819	2,351

			9,816	12,148

	Current		9,783	12,110
	Non-current		33	38

	(i) Total settlement in January 2024 in the amount of R$894.

14.1	Bonuses from suppliers

	These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

14.2	Agreements among suppliers, the Company and banks

	The Company has agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of receiving in advance their amounts receivable, also named “forfait” / “confirming”. The financial institutions become creditors of the operation and the Company settles the payments under the same conditions as those originally agreed with the supplier.

	Management, based on CPC 3 (R2)/IAS 7 and CPC 40 (R1)/IFRS 7, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the originally contracted amounts. These transactions aim at facilitating the cash flow of its suppliers without the Company having to advancing payments. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

	These balances are classified as "Trade payables - Agreements" and the cash flow from these operations is presented as operating in the statement of cash flows.

	Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial). In these transactions, the Company earns income referring to the premium for referring suppliers to the operations of advance of receivables, recognized in the financial result, note 23 in the line "Revenue from antecipation of payables", in the amount of R$15 as of March 31, 2024 (R$8 as of March 31, 2023), representing 1.47% of the volume of transactions occurred during 2024 (0.79% during 2023).

	As of March 31, 2024, the balance payable related to these operations is R$819 (R$1,459 as of December 31, 2023).

	The balances of trade payables and trade payables – agreement are similar and do not exceed the expiration date of 120 days as of March 31, 2024.

15	FINANCIAL INSTRUMENTS

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

		Note	Amortized cost	Fair value	FVTOCI (i)	As of 3/31/2024
	Financial assets
	Cash and cash equivalents	5	4,538	-	-	4,538
	Related parties	9.1	20	-	-	20
	Trade receivables and other accounts receivables		333	-	-	333
	Gain on financial instruments at fair value	15.5.1	-	243	-	243
	Trade receivables with credit card and tickets		-	-	625	625
	Financial liabilities
	Other accounts payable		(252)	-	-	(252)
	Trade payables and trade payables - agreements	14	(9,816)	-	-	(9,816)
	Borrowings	15.5.1	(1,967)	-	-	(1,967)
	Debentures and promissory notes	15.5.1	(10,780)	-	-	(10,780)
	Lease liabilities	13.2	(9,202)	-	-	(9,202)
	Borrowings and debentures	15.5.1	-	(3,209)	-	(3,209)
	Loss of financial instruments at fair value	15.5.1	-	(2)	-	(2)
	Net exposure		(27,126)	(2,968)	625	(29,469)

		Note	Amortized cost	Fair value	FVTOCI (i)	As of 12/31/2023
	Financial assets
	Cash and cash equivalents	5	5,459	-	-	5,459
	Related parties	9.1	23	-	-	23
	Trade receivables and other accounts receivables		396	-	-	396
	Gain on financial instruments at fair value	15.5.1	-	274	-	274
	Trade receivables with credit card and tickets		-	-	985	985
	Financial liabilities
	Other accounts payable		(216)	-	-	(216)
	Trade payables and trade payables - agreements	14	(12,148)	-	-	(12,148)
	Borrowings	15.5.1	(1,943)	-	-	(1,943)
	Debentures and promissory notes	15.5.1	(10,051)	-	-	(10,051)
	Lease liabilities	13.2	(9,184)	-	-	(9,184)
	Borrowings and debentures	15.5.1	-	(3,182)	-	(3,182)
	Loss of financial instruments at fair value	15.5.1	-	(8)	-	(8)
	Net exposure		(27,664)	(2,916)	985	(29,595)

	(i) Fair Value through Other Comprehensive Income.

	The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of wich differ from the carrying amounts, are disclosed in note 15.4.

15.1	Considerations on risk factors that may affect the business of the Company

15.1.1	Credit risk

	• Cash and cash equivalents

	In order to minimize the credit risk, the investment policies adopted establish investiments in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

	The Company's financial investments, according to the rating on the national scale of financial institutions, are 100% represented by brAAA.

	• Trade receivables

	The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, for trade receivables collected in installments, the Company monitors the risk for the granting of credit and for the periodic analysis of the expected credit loss balances.

	The Company also incurs counterparty risk related to derivative instruments. This risk is mitigated by carrying out transactions, according to policies approved by governance bodies.

	There are no amounts receivable that individually account for more than 5% of the accounts receivable or revenues.

15.1.2	Interest rate risk

	The Company obtains borrowings with major financial institutions to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and debts indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

15.1.3	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

	The capital structure is as follows:

		3/31/2024	12/31/2023
	Borrowings, debentures and promissory notes	(15,958)	(15,184)
	(-) Cash and cash equivalents	4,538	5,459
	(-) Derivative financial instruments	243	274
	Net debt	(11,177)	(9,451)

	Shareholders’ equity	4,698	4,630
	% Net debt to shareholders’ equity	238%	204%

15.1.4	Liquidity risk management

	The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2024.

		Less than 1 year	From 1 to 5 years	More than 5 years	Total
	Borrowings	746	1,623	-	2,369
	Debenture and promissory notes	5,979	10,857	1,199	18,035
	Derivative financial instruments	91	(262)	(337)	(508)
	Lease liabilities	1,406	6,406	14,488	22,300
	Trade payables	8,964	39	-	9,003
	Trade payables - Agreements	819	-	-	819
	Other accounts payable	205	-	47	252
		18,210	18,663	15,397	52,270

	The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the period ended March 31, 2024. Therefore, certain balances presented do not agree with the balances presented in the balance sheets.

15.2	Derivative financial instruments

		Notional value		Fair value
		3/31/2024	12/31/2023	3/31/2024	12/31/2023
	Swap of hedge
	Hedge purpose (debt)	2,888	2,956	3,131	3,230

	Long Position
	Fixed rate	38	106	42	110
	Hedge - CRI	2,850	2,850	3,089	3,120

	Short Position	(2,888)	(2,956)	(2,890)	(2,964)

	Net hedge position	-	-	241	266

	Realized and unrealized gains and losses on these contracts during the period ended March 31, 2024 are recorded as net financial results and the balance receivable at fair value is R$241 (balance receivable of R$266 as of December 31, 2023). The assets are recorded as “derivative financial instruments” and the liabilities as “debentures”.

	The effects of the hedge at fair value through income for the period ended March 31, 2024, resulted in a loss of R$45 (gain of R$12 as of March 31, 2023), recorded under cost of debt, see note 23.

	The consolidated position of outstanding derivative financial instrument transactions is presented in the table below:

	Description		Reference value	Maturity	3/31/2024	12/31/2023
	Debt
	IPCA - BRL		R$1.972	2028, 2029 and 2031	246	267

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI		R$879	2027	(9)	(5)
	Pre-fixed rate x CDI		R$17	2027	2	2
	Pre-fixed rate x CDI		R$21	2027	2	2
	Derivatives - Fair value hedge - Brazil				241	266

15.3	Sensitivity analysis of financial instruments

	According to Management's assessment, the possible reasonable changes scenario considered was, on the maturity date of each transaction, the market curves (interest) of B3.

	To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in scenario (I) there is no impact on the fair value of financial instruments and the weighted interest rate (CDI) was 9.84% per year. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company's results in an adverse scenario.

	In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

						Market projections
	Transactions	Note	Risk (Rate Increase)	As of 3/31/2024	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings	15.5.1	CDI + 1.75% per year	(1,975)	(195)	(205)	(215)
	Borrowings (fixed rate)	15.5.1	CDI + 0.20% per year	(38)	(3)	(4)	(4)
	Debentures and promissory notes	15.5.1	CDI + 1.45% per year	(14,124)	(1,398)	(1,467)	(1,537)
	Total net effect (loss)			(16,137)	(1,596)	(1,676)	(1,756)

	Cash equivalents	5	97.17% of the CDI	4,144	408	428	449

	Net exposure loss			(11,993)	(1,188)	(1,248)	(1,307)

15.4	Fair value measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity may have access at the measurement date.

	Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

	Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, all classified as level 2, for which the fair value has been disclosed in the interim financial information:

			Carrying amount		Fair value
			3/31/2024	12/31/2023	3/31/2024	12/31/2023
	Trade receivables with credit card and tickets		625	985	625	985
	Interest rate swaps		(5)	(1)	(5)	(1)
	Interest rate swaps - CRI		246	267	246	267
	Borrowings and debentures (fair value)		(3,209)	(3,182)	(3,209)	(3,182)
	Borrowings and debentures (amortized cost)		(12,747)	(11,994)	(12,467)	(11,716)
			(15,090)	(13,925)	(14,810)	(13,647)

	There were no change between fair value measurement hierarchy levels during the period ended March 31, 2024.

	Interest rate swaps and borrowings are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate.

15.5	Borrowings

15.5.1	Debt breakdown

		Average rate	3/31/2024	12/31/2023

	Debentures and promissory notes	CDI + 1.45 % per year	14,124	13,378
	Borrowing costs		(173)	(185)
			13,951	13,193

	Derivative financial instruments - Debentures and promissory notes
	Swap contracts	CDI + 0.80% per year	(239)	(270)
	Swap contracts	CDI + 1.32 % per year	2	8
			(237)	(262)

	Borrowings in domestic currency
	Working capital	CDI + 0.20% per year	38	40
	Working capital	CDI + 1.75% per year	1,975	1,952
	Borrowing costs		(8)	(9)
			2,005	1,983

	Derivative financial instruments - Domestic currency
	Swap contracts	CDI + 0.80% per year	(4)	(4)
			(4)	(4)

	Total of borrowings, debentures and promissory notes		15,715	14,910

	Current asset		(42)	(48)
	Non-current asset		(201)	(226)
	Current liabilities		5,439	2,115
	Non-current liabilities		10,519	13,069

15.5.2	Roll forward of borrowings

		Amount
	Balance as of December 31, 2022	12,409
	Borrowing costs	(10)
	Interest provision	449
	Swap contracts	7
	Mark-to-market	(19)
	Exchange rate and monetary variation	(7)
	Borrowing costs amortization	6
	Interest amortization	(142)
	Principal amortization	(3)
	Swap amortization	(36)
	Balance as of March 31, 2023	12,654

		Amount
	Balance as of December 31, 2023	14,910
	Funding	500
	Borrowing costs	(3)
	Interest provision	459
	Swap contracts	(13)
	Mark-to-market	58
	Borrowing costs amortization	16
	Interest amortization	(187)
	Principal amortizations	(25)
	Balance as of March 31, 2024	15,715

15.5.3	Schedule of non-current maturities

	Maturity	Amount
	From 1 to 2 years	1,797
	From 2 to 3 years	1,569
	From 3 to 4 years	3,905
	From 4 to 5 years	2,097
	More than 5 years	1,075
		10,443

	Borrowing cost	(125)
		10,318

15.6	Debentures and promissory notes

				Date
		Issue amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	3/31/2024	12/31/2023
	First Issue of Promissory Notes - 5th series	200	4	07/04/2019	07/04/2024	CDI + 0.72% per year	74,298,310	297	289
	First Issue of Promissory Notes - 6th series	200	4	07/04/2019	07/04/2025	CDI + 0.72% per year	74,298,310	297	289
	Second Issue of Debentures - 1st series	940,000	940,000	06/01/2021	05/20/2026	CDI + 1.70% per year	1,045	983	954
	Second Issue of Debentures - 2nd series	660,000	660,000	06/01/2021	05/22/2028	CDI + 1.95% per year	1,046	691	670
	Second Issue of Promissory Notes - 1st series	1,250,000	1,250,000	08/27/2021	08/27/2024	CDI + 1.47% per year	1,385	1,731	1,681
	Second Issue of Promissory Notes - 2nd series	1,250,000	1,250,000	08/27/2021	02/27/2025	CDI + 1.53% per year	1,387	1,734	1,683
	Third Issue of Debentures - 1st series - CRI	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,176	1,155	1,122
	Third Issue of Debentures - 2nd series - CRI	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,176	609	591
	Fourth Issue of Debentures - single series	2,000,000	2,000,000	01/07/2022	11/26/2027	CDI + 1.75% per year	1,043	2,086	2,024
	First Issue of Commercial Paper Notes - single series	750,000	750,000	02/10/2022	02/09/2025	CDI + 1.70% per year	1,015	761	790
	Fifth Issue of Debentures - single series - CRI	250,000	250,000	04/05/2022	03/28/2025	CDI + 0.75% per year	1,000	251	258
	Sixth Issue of Debentures - 1st series - CRI	72,962	72,962	09/28/2022	09/11/2026	CDI + 0.60% per year	1,004	73	76
	Sixth Issue of Debentures - 2nd series - CRI	55,245	55,245	09/28/2022	09/13/2027	CDI + 0.70% per year	1,004	56	58
	Sixth Issue of Debentures - 3rd series - CRI	471,793	471,793	09/28/2022	09/13/2029	IPCA + 6.70% per year	1,078	509	508
	Second Issue of Commercial Paper Notes - single series	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,176	471	458
	Seventh Issue of Debentures - 1st series - CRI	145,721	145,721	07/25/2023	07/15/2026	CDI + 1.00% per year	1,024	148	154
	Seventh Issue of Debentures - 2nd series - CRI	878,503	878,503	07/25/2023	07/15/2027	Pré 11.75% per year	1,023	898	921
	Seventh Issue of Debentures - 3rd series - CRI	46,622	46,622	07/25/2023	07/17/2028	CDI + 1.15% per year	1,024	49	50
	Eighth Issue of Debentures - 1st series	400,000	400,000	12/22/2023	12/22/2027	CDI + 1.85% per year	1,033	412	401
	Eighth Issue of Debentures - 2nd series	400,000	400,000	12/22/2023	12/22/2028	CDI + 1.95% per year	1,033	413	401
	Ninth Issue of Debentures - single serie	500,000	500,000	03/28/2024	03/26/2029	CDI + 1.25% per year	1,000	500	-
	Borrowing costs							(173)	(185)
								13,951	13,193

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, and lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantees.

15.7	Guarantees

	As of March 31, 2024, the Company has no guarantees related to its borrowing agreement.

15.8	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in fixed interest rates and IPCA, exchanging these liabilities for the CDI (floating) interest rates. The annual average rate at CDI as of March 31, 2024 was 12.41% (13.04% as of December 31, 2023).

15.9	Financial covenants

	In connection with the debentures and promissory notes issued, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information prepared in accordance with accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months ("LTM") ratio should be lower than or equal to 3.00.

	As of March 31, 2024, the Company had fulfilled all contractual obligations and was compliant with these ratios.

16	PROVISION FOR LEGAL PROCEEDINGS

	The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover the considered probable losses.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2022	55	86	24	165
	Additions	7	55	3	65
	Reversals	-	(6)	(2)	(8)
	Payments	(4)	(9)	(1)	(14)
	Monetary correction	-	2	1	3
	Balance as of March 31, 2023	58	128	25	211

	Restricted deposits for legal proceedings	(1)	(25)	(9)	(35)
	Net provision for restricted deposits	57	103	16	176

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2023	62	163	38	263
	Additions	4	42	3	49
	Reversals	(31)	(15)	(1)	(47)
	Payments	(9)	(16)	(2)	(27)
	Monetary correction	(3)	5	2	4
	Balance as of March 31, 2024	23	179	40	242

	Restricted deposits for legal proceedings	(1)	(12)	(10)	(23)
	Net provision for restricted deposits	22	167	30	219

	Of the total amount of the table above, R$45 (R$50 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$3 tax claims, R$20 labor claims and R$22 civil claims (R$3 tax claims, R$27 labor claims and R$20 civil claims as of December 31, 2023).

16.1	Tax claims

	Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsel’s analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) IPI in the resale of imported products; and (iii) other matters.

	The amount provisioned for these matters as of March 31, 2024 is R$23 (R$62 as of December 31, 2023).

16.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of March 31, 2024, the Company recorded a provision of R$179 (R$163 as of December 31, 2023), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsel, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

16.3	Civil

	The Company is a party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and at various courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is a party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the monthly rental amounts originally paid by stores and the rental amounts calculated by the legal experts considering that it is the expert report amount that will be used as the basis for the decision that will change the rental amount paid by the entity. As of March 31, 2024, the amount of the provision for these lawsuits is R$33 (R$32 as of December 31, 2023), for which there are no restricted deposits for legal proceedings.

	The Company is a party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements according to the estimate of loss. As of March 31, 2024, the amount of provision for these lawsuits is R$7 (R$6 as of December 31, 2023).

	The Company’s total civil, regulatory and property claims as of March 31, 2024, is R$40 (R$38 as of December 31, 2023).

16.4	Contingent liabilities not accrued

	The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued, which are related to:

				3/31/2024	12/31/2023

	Tax on Financial Transactions (IOF) – payment differences.			14	14
	PIS, COFINS – payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, disallowance of PIS and COFINS credits, among other matters pending judgment at the administrative and judicial levels.			734	783
	ICMS – allocation of credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among other matters, which are pending judgment at the administrative and judicial levels.			1,162	1,216
	ISS (services tax), IPTU (urban property tax), Fees and other – discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, which are pending judgment at the administrative and judicial levels.			20	18
	INSS (national institute of social security) – divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, which are pending judgment at the administrative and judicial levels.			25	24
	Other litigation – real estate lawsuits in which the Company claims the renewal and maintenance of lease agreements according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, among others.			102	98
	Compensation linked to the external legal counsel's success fee if all the proceedings were concluded in favor of the Company.			28	20
				2,085	2,173

	Of the total amount in the table above, R$1,176 (R$1,494 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$1,075 tax claims and R$101 civil claims (R$1,398 tax claims and R$96 civil claims as of December 31, 2023).

	Three collective proceedings were filed by institutions related to black people's movements due to an approach to a customer, in August 2021 at the store in Limeira - SP, which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of March 31, 2024, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact on the interim financial information is not expected.

16.4.1	Uncertainty over IRPJ and CSLL treatments

	In compliance with ICPC 22/IFRIC 23 – Uncertainty over Income Tax Treatment, the Company has proceedings, at the judicial and administrative levels, with Government's regulatory agencies, which are related to uncertain tax treatments adopted for the recording of income tax and social contribution. Based on the assessment of internal and external legal counsel, the tax treatment adopted by the Company is adequate, therefore, these proceedings were classified as possible losses. As of March 31, 2024, the amount involved was R$846 (R$917 as of December 31, 2023).

16.5	Guarantees

	The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

	Lawsuits	3/31/2024	3/31/2023

	Tax	1,110	773
	Labor	75	88
	Civil and others	574	488
		1,759	1,349

	The cost of guarantees as of March 31, 2024 is approximately 0.20% per year of the amount of the lawsuits (0.30% as of March 31, 2023) and is recorded as a financial expense.

16.6	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	3/31/2024	12/31/2023

	Tax	18	18
	Labor	13	16
	Civil and others	10	10
		41	44

17	DEFERRED REVENUES

		3/31/2024	12/31/2023

	Commercial agreement with suppliers (i)	298	385
	Commercial agreement - payroll (ii)	45	48
	Marketing and others	27	22
		370	455

	Current	336	418
	Non-current	34	37

	(i) Refers to rental of supplier product exhibition modules "check stand", point of sale displays and backlight panels.
	(ii) Commercial agreement with a financial institution for exclusivity in payroll processing.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

			3/31/2024		3/31/2023
	Income (loss) before income tax and social contribution		54		(11)
	Expense of income tax and social contribution, for nominal rate (34%)		(18)		4
	Adjustments to reflect the effective rate
	Tax fines		(2)		-
	Share of profits		6		4
	ICMS subsidy - tax incentives (i)		11		72
	Monetary correction credits		11		5
	Other permanent differences		(2)		(2)
	Effective income tax and social contribution		6		83

	Income tax and social contribution for the period
	Current		(27)		-
	Deferred		33		83
	Benefits of income tax and social contribution		6		83

	Effective rate		11.1%		-754.5%

	(i) The Company calculates tax benefits that are characterized as tax incentives that, according to legal forecast, do not comprise the basis for calculating income tax and social contribution.

18.2	Breakdown of deferred income tax and social contribution

	The main components of deferred income tax and social contribution in the balance sheets are the following:

			3/31/2024		12/31/2023
		Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses	365	-	365	385	-	385
	Provision for legal proceedings	74	-	74	81	-	81
	Swap	-	(77)	(77)	-	(66)	(66)
	Goodwill tax amortization	-	(317)	(317)	-	(317)	(317)
	Mark-to-mark	-	(5)	(5)	-	(25)	(25)
	Property, plant and equipment and intangible assets	25	-	25	25	-	25
	Unrealized losses with tax credits	-	(3)	(3)	-	(15)	(15)
	Provision of inventory	18	-	18	30	-	30
	Borrowing costs	-	(59)	(59)	-	(66)	(66)
	Lease net of right of use	3,091	(2,918)	173	3,071	(2,932)	139
	Gross deferred income tax and social contribution assets (liabilities)	3,573	(3,379)	194	3,592	(3,421)	171

	Compensation	(3,379)	3,379	-	(3,421)	3,421	-

	Net deferred income tax and social contribution assets (liabilities), net	194	-	194	171	-	171

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report previously approved by the Company´s Board of Directors.

	The Company estimates the recovery of these credits as follows:

	Years	Amounts
	Within 1 year	201
	From 1 year to 2 years	264
	From 2 years to 3 years	1
	From 3 years to 4 years	1
	More than 5 years	3,106
		3,573

18.3	Roll forward of deferred income tax and social contribution

			3/31/2024	3/31/2023
	At the beginning of the period		171	6
	Benefits in the period		33	83
	Income tax effect		(1)	(1)
	Others		(9)	-
	At the end of the period		194	88

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	According to the Company's bylaws, the Company's authorized capital may be increased up to 2 billion common shares. Below, the subscribed and fully paid-in share capital, represented by common shares, all nominative and with no par value:

				Number of shares		Amount
	As of December 31, 2022			1,349,165,394		1,263
	Capital increase - Board of Directors' Meeting on 02/15/2023			59,870		1
	Capital increase - Board of Directors' Meeting on 03/28/2023			1,031,232		1
	Total changes for the period			1,091,102		2
	As of March 31, 2023			1,350,256,496		1,265

	As of December 31,2023 and March 31, 2024			1,351,833,200		1,272

19.2	Tax incentive reserve

	Tax incentive reserves by the States were considered investment subsidies, wich are deductible for the calculation of income tax and social contribution. Thus, for the year ended December 31, 2023, the Company allocated the amount of R$939 to the tax incentive reserve, of which R$710 refers to the amount of incentives generated in 2023 and constituted in the same year and R$229 to be recognized when the Company reports income in subsequent periods.

	As of March 31, 2024, the Company recorded net profit in the amount of R$60, this amount being fully allocated to the tax incentive reserve and R$169 to be constituted as profits are determined in subsequent periods.

	Article 30 of Law 12,973/2014 was revoked through Law 14,789/2023, releasing taxpayers from constituting a tax incentive reserve from January 1, 2024.

19.3	Share-based payment

19.3.1	Recognized options granted

	Information relating to the Company's Option Plan and Compensation Plan is summarized below:

					3/31/2024
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Exercise price on the grant date (in reais)	Granted	Exercised	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(20)	(45)	298
	C8	5/31/2021	6/1/2024	13.39	363	(20)	(45)	298
	B9	5/31/2022	6/1/2025	0.01	2,163	(358)	-	1,805
	C9	5/31/2022	6/1/2025	12.53	1,924	(119)	-	1,805
	B10 (i)	5/31/2023	6/1/2026	0.01	1,390	-	-	1,390
	C10 (i)	5/31/2023	6/1/2026	11.82	1,390	-	-	1,390
					7,593	(517)	(90)	6,986

	(i) Shares granted to executives excluding statutory officers.

19.3.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series can represent a maximum of 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until March 31, 2024:

				3/31/2024
				(in thousands)

	Number of shares			1,351,833
	Balance of effective series granted			6,986
	Maximum percentage of dilution			0.52%

	The fair value of each option granted is estimated on the grant date, using the options pricing model "Black-Scholes" taking into account the following assumptions:

	Series granted	Weighted average fair value of option's granted (in reais)	Estimated dividends	Approximate estimated volatility	Risk-free weighted average interest rate	Exit rate	Average remaining life expectancy

	B8	17.21	1.28%	37.06%	7.66%	8.00%	2 months
	C8	7.69
	B9	15.27	1.20%	37.29%	12.18%	8.00%	14 months
	C9	7.35
	B10	10.33	1.31%	35.32%	10.87%	8.00%	26 months
	C10	3.28

				Shares	Weighted average exercise price	Weighted average of the remaining contractual term
				in thousands	R$
	As of December 31, 2023			6,986	5.97	1.73

	Outstanding at the end of the period			6,986	5.97	1.48
	Total to be exercised as of March 31, 2024			6,986	5.97	1.48

	The amount recorded in the statement of operations for the period ended March 31, 2024 was R$7 (R$10 as of March 31, 2023).

19.3.3	Cash-settled share-based payment plan

	At the Extraordinary General Meeting held on July 14, 2023, the cash-settled share-based payment plan was approved, only for the Company's Statutory Officers, this plan does not make officers a partner of the Company, they only acquire the right to receive a cash compensation corresponding to the average price of the Company's shares traded on B3 under the ticker ASAI3.

	1,989,465 shares were granted to the Company's officers and the premium related to 50% of the shares will be conditional on compliance with the service condition (shares conditioned on time) and the other 50% of the shares will be conditional on the cumulative compliance with the service condition and the performance condition (shares conditioned on time and performance).

	For shares conditioned on time to become vested, Offices must remain with the Company from the grant date to the dates below (vesting period):

a) 20% (twenty percent) on the 3-year anniversary from the grant date;
b) 20% (twenty percent) on the 4-year anniversary from the grant date; and
	c) 60% (sixty percent) on the 5-year anniversary from the grant date.

	For shares conditioned on time and performance to become vested, the Executive must comply with the vesting periods above, in addition to meeting the goals, being segregated between: a) Environmental, Social and Governance ("ESG") goal with a weight of 30%: i) hiring people with disabilities; ii) women in leadership, in managerial positions or higher; and iii) total carbon emissions – Scope 1 and 2; and b) Operating target with a weight of 70%: i) operating cash flow.

	The targets above will be reviewed annually by the Board of Directors and non-achievement of them at December 31, 2026 and 2027 may be compensated by achievement on subsequent measurement dates.

	As of March 31, 2024, the amount of the liability corresponding to the plan, including payroll charges, in recorded is "Other accounts payable" in the amount of R$7 (R$4 as of December 31, 2023) and the total expense recognized, including payroll charges, was R$3 (zero as of March 31, 2023) and the fair value of this plan in that date was R$39, including charges.

20	NET OPERATING REVENUE

		3/31/2024	3/31/2023
	Gross operating revenue
	Goods	18,762	16,513
	Services rendered and others	64	54
		18,826	16,567
	(-) Revenue deductions
	Returns and sales cancellation	(39)	(29)
	Taxes	(1,565)	(1,442)
		(1,604)	(1,471)

	Net operating revenue	17,222	15,096

21	EXPENSES BY NATURE

		3/31/2024	3/31/2023

	Inventory cost	(14,166)	(12,460)
	Personnel expenses	(1,059)	(976)
	Outsourced services	(92)	(88)
	Selling expenses	(267)	(229)
	Functional expenses	(329)	(290)
	Other expenses	(128)	(137)
		(16,041)	(14,180)

	Cost of sales	(14,420)	(12,668)
	Selling expenses	(1,416)	(1,306)
	General and administrative expenses	(205)	(206)
		(16,041)	(14,180)

22	OTHER OPERATING (EXPENSES) REVENUES, NET

		3/31/2024	3/31/2023

	Result with property, plant and equipment and leases	(4)	6
	Restructuring expenses and others	-	(2)
		(4)	4

23	NET FINANCIAL RESULT

		3/31/2024	3/31/2023
	Financial revenues
	Cash and cash equivalents interest	16	43
	Monetary correction assets	9	16
	Revenue from anticipation of payables	15	8
	Other financial revenues	3	3
	Total financial revenues	43	70

	Financial expenses
	Cost of debt	(451)	(396)
	Mark-to-market (loss) gain	(58)	19
	Cost and discount of receivables	(45)	(26)
	Monetary correction liabilities	3	(93)
	Interest on lease liabilities	(250)	(202)
	Other financial expenses	(2)	(2)
	Total financial expenses	(803)	(700)
		(760)	(630)

24	EARNINGS PER SHARE

	The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

	The table below presents the determination of the net income for the period available to holders of outstanding common shares to calculate the basic earnings and diluted earnings per share in each period presented:

		3/31/2024	3/31/2023
	Net income allocated available to holders of common shares (a)	60	72	#REF!

	Weighted average of the number of shares	1,352	1,349
	Basic denominator (million of shares) (b)	1,352	1,349

	Weighted average of stock option	3	4	#REF!
	Diluted denominator (million of shares) (c)	1,355	1,353

	Basic earnings per million shares (R$) (a ÷ b)	0.044747	0.053296
	Diluted earnings per million shares (R$) (a ÷ c)	0.044646	0.053141

25	NON-CASH TRANSACTIONS

	The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as follows:

	Transactions		Note
	Acquisition of property, plant and equipment not yet paid			11.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice-President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.